____Check this box if no longer subject to Section 16. Form 4 or

Form 5 obligations may continue. See Instruction 1(b).

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of

1934,Section 17(a) of the Public Utility Holding Company act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

Wong	David
(Last)	(First)	(Middle)
383 Route 46 West
(Street)
Fairfield	NJ	07004
( City)	(State)	(Zip)

2. Issuer Name and Ticker or Trading Symbol "BPRX"

BRADLEY PHARMACEUTICALS, INC.

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year 04/2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all

applicable)
_____Director	_____10 % Owner
__X__Officer(give title below)	_____Other (specify below)
Senior Vice President Global Sales and Market Development

Table I - Non-Derivative Securities Acquired, Disposed of, or

Beneficially Owned

1. Title of Security (Instr.3)

(1)

2. Transaction Date (Month/Day/Year)

(1)

3. Transaction Code (Instr.8)

(1)

4. Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)

(1)

5. Amount of Securities Beneficially Owned at End of Month

(Instr.3 and 4)

(1)

6. Ownership Form: Direct (D) or Indirect (I)

(1)

7. Nature of Indirect Beneficial Ownership (Instr.4)

(1)

Reminder: Report on a separate line for each class of securities

Beneficially owned directly or indirectly.

(Print or Type Responses)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or

Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)

  Options(right to buy)
  Options(right to buy)
  Options(right to buy)

2. Conversion or Exercise Price of Derivative Security

(1) 3.30

(2) 3.30

(3) 3.30

3. Transaction Date (Month/Day/Year)

(1)

4. Transaction Code (Instr.8)

(1)

5. Number of Derivative Securities Acquired (A) or Disposed of

(D)(Instr.3,4 and 5)

(1)

6. Date Exercisable and Expiration Date (Month/Day/Year)

(1) Exercisable - 04/20/02 Expiration - 04/19/2011

(2) Exercisable - 04/20/03 Expiration - 04/19/2011

(3) Exercisable - 04/20/04 Expiration - 04/19/2011

7. Title and Amount of Underlying Securities

(1) Title - Common Stock Number of Shares - 12,000

(2) Title - Common Stock Number of Shares - 12,000

(3) Title - Common Stock Number of Shares - 12,000

8. Price of Derivative Security (Instr.5)

  3.30
  3.30
  3.30

9. Number of Derivative Securities Beneficially Owned at End of

Month(Instr.4)

  12,000
  12,000
  12,000

10. Ownership Form of Derivative Security: Direct (D) or Indirect

(I)(Instr.4)

  (D)
  (D)
  (D)

11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:

Note: 401(k) Match subject to a vesting schedule of 20% for each

Completed year of service

/s/David Wong ---------------------------	May 9, 2001 ------
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute

Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

SEC 1474 (3/91)